2301 Winding Road

Old Bethpage, New York 11804

(212) 750-0371

December 23, 2020

VIA EDGAR

United States Securities

and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ronald (Ron) E. Alper

Re:	Power REIT
Registration Statement on Form S-11
File No: 333-251276

Ladies and Gentlemen:

Power REIT (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-11 (File No. 333-251276), to become effective on Monday, December 28, 2020, at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable.

Please contact Hank Gracin, Esq. of Gracin & Marlow, LLP at (561) 926-7995 or (561) 237-0804, Leslie Marlow, Esq. at (516) 496-2223 or (516) 457-4238, with any questions you may have concerning this request.

Sincerely,

POWER REIT

By:	/s/ David H. Lesser
Name:	David H. Lesser
Title:	Chairman and Chief Executive Officer

cc:	Leslie Marlow, Esq., Gracin & Marlow, LLP